UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        The GAAP financial statements included in the press release attached hereto as Exhibit 99.1 are hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

99.1.	Press release re Attunity Reports Second Quarter 2008 Results

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: July 28, 2008

Exhibit 99.1

ATTUNITY REPORTS SECOND QUARTER 2008 RESULTS

Company posts second quarter Non-GAAP operational profit

Burlington, MA, July 23rd, 2008 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time event capture and data integration software, reported today its unaudited financial results for the second quarter ended June 30, 2008.

Key financial metrics for the second quarter of 2008:

—	Revenues: $3,425,000 compared to $3,410,000 in the second quarter of 2007.

—	Net Operating Profit (Non GAAP): $24,000 Non-GAAP net operating profit compared to $721,000 Non-GAAP net operating loss in the second quarter of 2007. Non-GAAP operating profit /loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and employment termination and offices shutdown costs (see footnote 3).

—	Net Operating Loss (GAAP): $566,000, compared to $1,081,000 in the second quarter of 2007, an improvement of 48%.

—	Net Loss (GAAP): $905,000, compared to $1,325,000 in the second quarter of 2007, an improvement of 32%.

—	Net Loss (Non-GAAP): $92,000, compared to $754,000 in the second quarter of 2007, an improvement of 88%. Non-GAAP net loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2), employment termination and offices shutdown costs (see footnote 3) and amortization of debt discount and deferred charges (see footnote 4).

—	Net Loss per Diluted Share (GAAP): $0.04, compared to $0.06 in the second quarter of 2007.

—	Net Loss per Diluted Share (Non-GAAP): $0.00, compared to $0.03 in the second quarter of 2007. Non-GAAP loss per Diluted Share excludes equity based compensation expenses (see footnote 1), software development costs capitalization and Amortization (see footnote 2), employment termination and offices shutdown costs (see footnote 3) and amortization of debt discount and deferred charges (see footnote 4).

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“We are pleased to report our operational profitability, on a non-GAAP basis, for the second quarter”, stated Shimon Alon, Attunity Chairman and CEO. “This is a solid milestone for us, not least given the backdrop of my transition in as CEO during the quarter. Some excellent new customer wins, good repeat business, innovative and competitive products, and growing interest in our core capabilities of real-time data integration and event-capture, have all contributed to driving a good first half-year for us.”

Highlights of the Quarter

—	Shimon Alon chairman of the board appointed Chief Executive Officer .

—	Major customer wins across the world such as Schretlen & Co. (a subsidiary of Netherlands-based Rabobank), Greyhound Lines, The Warranty Group, Sensient, and Turkey National Insurance

—	Sungard announcement of their new compliance dashboard product based on Attunity InFocus

—	Sponsorship of the securities event SIFMA in NYC, and HP Technology Forum & Expo, Las Vegas

—	Announcement of full availability of Attunity Integration Suite (AIS) v5.1 across entire HP server range

“Since coming on board as Chief Executive Officer I have been encouraged by what I have seen,” continued Shimon Alon. “We have an excellent base of loyal customers, partners who trust us as a strategic enabler of their goals, a solid and field-proven product-offering, and a motivated and very experienced Attunity team. With renewed vigor, and a refined focus on our corporate goals, I believe that this combination will be a winning formula, helping drive additional customers, partnerships and growth over the coming quarters.”

About Attunity

Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to employment termination and offices shutdown costs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss our expectation that the combination of our excellent base of loyal customers, partners who trust us as a strategic enabler of their goals, a solid and field-proven product-offering, and a motivated and very experienced Attunity team together with a refined focus on our corporate goals, will be a winning formula, helping drive additional customers, partnerships and growth over the coming quarters, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2008	December 31, 2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,285	$1,321
Restricted cash	232	159
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 25 and $ 78 at June 30, 2008 and December 31, 2007,
respectively)	1,304	912
Other accounts receivable and prepaid expenses	465	484

Total current assets	3,286	2,876

LONG-TERM ASSETS:
Long-term prepaid expenses	113	72
Severance pay fund	1,215	972
Property and equipment, net	460	579
Software development costs, net	4,094	4,374
Goodwill	6,524	6,361
Deferred charges, net	314	423

Total long-term assets	12,720	12,781

Total assets	$16,006	$15,657

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2008	December 31, 2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$1,022	$18
Current maturities of long-term convertible debt	1,440	-
Trade payables	535	457
Deferred revenues	2,983	2,344
Employees and payroll accruals	967	876
Accrued expenses and other liabilities	959	901

Total current liabilities	7,906	4,596

LONG-TERM LIABILITIES:
Convertible debt	-	1,099
Long-term debt	1,000	2,009
Accrued severance pay	1,562	1,287

Total long-term liabilities	2,562	4,395

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 70,000,000 shares at June 30, 2008 and December 31, 2007;
Issued and outstanding: 23,196,236 shares at June 30, 2008 and December
31, 2007	720	720
Additional paid-in capital	104,132	103,924
Accumulated other comprehensive loss	(309)	(431)
Accumulated deficit	(99,005)	(97,547)

Total shareholders' equity	5,538	6,666

Total liabilities and shareholders' equity	$16,006	$15,657

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	Unaudited

Revenues:
Software licenses	$3,500	$3,369	$1,846	$1,683
Maintenance and services	3,201	3,361	1,579	1,727

	6,701	6,730	3,425	3,410

Operating expenses:
Cost of revenues	1,285	1,352	653	693
Research and development, net	1,449	1,974	739	1,030
Selling and marketing	3,476	4,366	1,775	1,978
General and administrative	1,279	1,408	824	740
Employment termination and offices shutdown costs	-	761	-	50

Total operating expenses	7,489	9,861	3,991	4,491

Operating loss	(788)	(3,131)	(566)	(1,081)

Financial expenses, net	(647)	(455)	(337)	(230)
Other income	3	40	3	-

Loss before income taxes	(1,432)	(3,546)	(900)	(1,311)
Taxes on income	26	35	5	14

Net loss	$(1,458)	$(3,581)	$(905)	$(1,325)

Basic and diluted net loss per share	$(0.06)	$(0.15)	$(0.04)	$(0.06)

Weighted average number of shares used in computing basic and
diluted net loss per share	23,196	23,173	23,196	23,176

RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	Unaudited

GAAP operating loss	$(788)	$(3,131)	$(566)	$(1,081)
Stock based compensation (1)	185	390	94	191
Software development costs capitalization and amortization (2)	303	123	133	119
Employment termination and offices shutdown costs (3)	363	761	363	50

Non-GAAP operating profit (loss)	$63	$(1,857)	$24	$(721)

GAAP net loss	$(1,458)	$(3,581)	$(905)	$(1,325)
Stock based compensation (1)	185	390	94	191
Software development costs capitalization and amortization (2)	303	123	133	119
Employment termination and offices shutdown costs (3)	363	761	363	50
Financial expenses (4)	446	408	223	211

Non-GAAP net loss	$(161)	$(1,899)	$(92)	$(754)

GAAP basic and diluted net loss per share	$(0.06)	$(0.15)	$(0.04)	$(0.06)
Stock based compensation (1)	0.01	0.02	*)	0.01
Software development costs capitalization and amortization (2)	0.01	0.01	*)	0.01
Employment termination and offices shutdown costs (3)	0.01	0.03	0.02	*)
Financial expenses (4)	0.02	0.02	0.01	0.01

Non-GAAP basic and diluted net loss per share	$(0.01)	$(0.07)	$(0.00)	$(0.03)

Weighted average number of shares used in computing basic and diluted net
loss per share	23,196	23,173	23,196	23,176

*) Less than $0.01 per share

(1) Equity-based compensation** expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and
development"	$63	$84	$32	$45
Equity-based compensation expense included in "Selling and marketing"	93	107	46	41
Equity-based compensation expense included in "General and
administrative"	29	199	16	105

	$185	$390	$94	$191

(2) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	$755	$674	$374	$336
Amortization	452	551	241	217

	$303	$123	$133	$119

(3) The Company terminated its entire workforce in France and Australia in March 2007. The company's former CEO retired in May 2008.

(4) Financial expenses:
Amortization of debt discount	$340	$339	$170	$170
Amortization of deferred charges	106	69	53	41

	$446	$408	$223	$211

**	"Equity based compensation expenses" refer to the amortized fair value of all equity based awards granted to employees.